Westfield

082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456
F 310.478.1267



Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 20, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed are a Media Release and Half-Year Results Report for the period ending June 30, 2010 from the Westfield Group. This Media Release and Half-Year Results Summary was released to the members of Westfield Group on August 18, 2010 and is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Aline Taireh
Assistant Secretary

Enclosure

18 August 2010

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone **02 9358 7000**
Facsimile **02 9358 7077**
Internet **www.westfield.com**

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
HALF-YEAR RESULTS FOR PERIOD ENDED 30 JUNE 2010

Please find attached media release, results presentation and Appendix 4D in relation to the Westfield Group's half-year results for the six months ended 30 June 2010.

Yours faithfully
WESTFIELD GROUP



Simon Tuxen
Company Secretary

Encl.





18 August 2010

MEDIA RELEASE

WESTFIELD GROUP REPORTS HALF YEAR OPERATIONAL EARNINGS OF $1.029 BILLION WITH SOLID INCOME GROWTH FROM ALL REGIONS

The Westfield Group (ASX:WDC) today announced its half year results to 30 June 2010, with Operational earnings of $1.029 billion or 44.70 cents per security. The Group's net profit for the half year, under AIFRS, was $961 million compared to $(708) million in June 2009.

Westfield Group Managing Directors, Peter Lowy and Steven Lowy, said: "In the first half of the year we have seen improving performances from our United States, United Kingdom and New Zealand businesses and a continuation of the strong performance from our Australian business.

For the 2010 year we are on track to achieve Operational earnings of 90 cents per security."

At June 30, the Group had assets under management of $61.7 billion, total assets of $50.4 billion, a gearing ratio of 37.4% and available liquidity of $7.3 billion.

The distribution will be 32.00 cents per security for the half year, representing 50% of the forecast full year distribution of 64 cents per security.

The reported earnings this half were affected by the 25% appreciation of the average Australian dollar exchange rate. Operational earnings were 2.6% lower than the prior corresponding period and up 1.6% on a currency adjusted basis. Operational EBIT was $1.384 billion, 5.4% lower than the prior corresponding period and up 4.8% on a currency adjusted basis.

Included in the Group's AIFRS results were upward property revaluations of $400 million reflecting the growth in underlying property earnings and stabilisation in capitalisation rates across the portfolio.

Operating Performance

For the half year, net property investment income, in local currency, grew across all regions with Australia and New Zealand up 5.8%, the United States 3.2% and the United Kingdom 15.6%. Growth in the United States included the positive impact of redevelopments completed last year and improvements in occupancy levels. The United Kingdom result was driven by the strong performance from Westfield London, Europe's largest urban shopping centre.

Portfolio occupancy at 30 June 2010 was 97.1%, up 20 basis points from March 2010 and up 90 basis points from June 2009. This reflects strong improvement in the United States at 92.9% leased, 250 basis points higher than June last year and now at its highest level since 2007; and a continuation of strong occupancy in Australia and New Zealand at over 99.5% leased and the United Kingdom at 98.8% leased.

In the United States, specialty retail sales for the six months to June 2010 were up 7.6% with comparable specialty retail sales up 5.2%. This represents the first six consecutive months of sales growth in more than two and a half years.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity
for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426





In Australia, total retail sales for the six months were flat on the prior corresponding period with comparable specialty retail sales lower by 0.8%.

"Retail sales performance this half was in line with expectations given last year's first half sales were strongly impacted by the one-off government stimulus payments. For the 12 months, comparable specialty retail sales were up 0.5%", Steven Lowy said.

In New Zealand total retail sales for the six months were up 2.7% with comparable specialty sales up 0.4%. In the United Kingdom, industry statistics show comparable retail sales for the six months to June in London grew by 9.0% and were up 1.1% nationally.

Westfield London, now in its second year of operation, continues to perform exceptionally well with total sales for this six months up 23.7% and up 16.8% on a comparable basis. For the 2010 year, the centre is expected to achieve sales in excess of £800 million.

Currently the Group's projects under construction have a forecast investment of $4.3 billion. At June 30, $2.5 billion had been incurred on these projects with approximately $1.8 billion to be spent over the next two years.

"Our development activity is concentrated on the $1.2 billion project in the Sydney CBD and the £1.45 billion project at Stratford, adjacent to the site of the London 2012 Olympics. Excellent construction and leasing progress continues on both sites. Currently 75% of the retail area of Westfield Sydney is now either leased or committed with the first stage, of around 100 shops, to open at the end of October this year. At Stratford, 70% of the retail area is either leased or committed and we are well on track for opening in September next year."

During the half year, the Group commenced work on the new $350 million office tower at Westfield Sydney, with JP Morgan as the major tenant, and a $125 million redevelopment at Belconnen in the ACT. Total new project commencements for the 2010 year are expected to be approximately $1 billion.

Outlook

The Group expects to achieve Operational earnings of 90 cents per security for the 2010 year. This forecast assumes no material change in economic conditions and exchange rates.

The Group also reconfirms that it expects to pay a distribution of 64 cents per security for the year. As a result, retained earnings are at the higher end of our retained earnings range of between 25% - 30% of Operational earnings.

The Group will retain $292 million of earnings this half. This will be invested in the Group's future capital activities including strategic developments, which have target long term investment returns of between 12% and 15%.

The Group's position is underpinned by its high quality portfolio of 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand, delivering resilient cashflow and benefitting from the sustained investment in the portfolio through redevelopment activity over recent years.

ENDS





MEDIA RELEASE

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing over 4,000 staff worldwide. It has investment interests in 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand, encompassing in excess of 23,000 retail outlets and total assets under management in excess of A$61 billion. The Westfield Group is the largest retail property group in the world as measured by the FTSE/ EPRA NAREIT Index.

This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements.

Westfield

18 August 2010



10

Westfield Group
Half Year Result
30 June 2010

Disclaimer



This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

Note: All currency figures within this presentation are presented in Australian dollars unless otherwise stated

2010 Half Year Result – Overview



- Operational Earnings of $1,029 million – down 2.6% (up 1.6% currency adjusted)
  - EBIT of $1,384 million – down 5.4% (up 4.8% currency adjusted)
  - Global portfolio net property income (in local currency)
    - Australia and New Zealand up 5.8%
    - United States up 3.2%
    - United Kingdom up 15.6%
- Operational Earnings of 44.70 cents per security
- Half Year Distribution – 32.00 cents per security
  - Retained Earnings of $292 million
- AIFRS result for the half year of $961 million – compared to $(708) million for the 6 months to 30 June 2009
- Improving performance in the United States, United Kingdom and New Zealand and continued strong performance from Australia. Global occupancy 97.1% (90 bps higher than 30 June 2009)
- Continued investment in global development activities:
  - Construction and leasing progressing well at the £1.45 billion development at Stratford (UK) and the $1.2 billion redevelopment of Sydney City (Aus)
  - Commenced $575 million of redevelopment projects in the half. Expect to commence $1 billion of projects in 2010
- 2010 Full Year Operational Earnings forecast of 90 cents per security with distribution guidance of 64 cents per security unchanged

Westfield

Portfolio Summary as at 30 June 2010

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	8	12	119
Retail Outlets	9,012	11,720	1,276	1,716	23,724
GLA (million sqm)	5.9	3.6	0.6	0.4	10.5
Westfield Asset Value (billion)[1]	US$15.3	$22.0	£2.8	NZ$3.0	$47.4
Assets Under Management (billion)[2]	US$17.4	$30.1	£4.9	NZ$3.0	$61.7

Gross Lettable Area



UK
6%
Australia
34%
US
56%
NZ
4%

Assets Under Management



UK
14%
Australia
49%
US
33%
NZ
4%

Net Operating Income

(WDC share)



UK
5%
US
39%
Australia
49%
NZ
7%

[1] WDC share of shopping centre assets including work in progress and assets held for redevelopment
[2] WDC and joint venture share of shopping centre assets including work in progress and assets held for redevelopment

Operational Segment Net Property Income – by Region (local currency)



	Jun 2010	Jun 2009	Change	
Australia & New Zealand ($ million)	725	685	40	5.8%
United States (US$ million)	457	443	14	3.2%
United Kingdom (£ million)	37	32	5	15.6%

Westfield

Shopping Centre Operating Performance



	Portfolio Leased[1] (%)	Specialty Occupancy Cost[1] (%)	Specialty Retail Sales (Yr to 30 Jun)	Retail Sales Growth (%)[2]	Lease Deals Completed[2] (Number/Area)	Average Specialty Store Rent		Comparable NOI Growth[2] (%)
						Amount[1]	Growth[3] (%)	
Australia & New Zealand	> 99.5	18.0	$9,680 psm NZ$7,648 psm	Aus: (0.8)[4] NZ: 0.4[4]	1,674 197,009 sqm	$1,397 psm NZ$1,061 psm	3.4	4.0
United States	92.9[5]	16.7	US$403[6] psf	5.2[6]	549 1,273,499 sqf	US$59.23[7] psf	1.7	(1.5)
United Kingdom	98.8	n/a	n/a	n/a[8]	107 43,080 sqm	£ 834 psm	(0.9)	8.5
Group	97.1				2,330 358,401 sqm			2.1

[1] As at 30 June 2010
[2] 6 months to 30 June 2010
[3] 30 June 2010 compared to 30 June 2009
[4] Comparable speciality store sales
[5] Excludes temporary leasing of in-line space representing an additional 3.9% of area
[6] On a per square foot basis for shops < 10,000 sqf
[7] Based on Total Rent (excluding taxes) for specialty shops < 20,000 sqf
[8] Refer Slide 24

Westfield

Global Development Activity

- Projects currently under construction with an estimated total cost of $4.4 billion (WDC share $4.3 billion)
- $2.5 billion has been incurred to date with $1.8 billion remaining to complete (WDC share)

	No. of Projects	Estimated WDC Cost	Target Yield[1]	Anticipated Completion
United Kingdom	1	£1,450 m	7.0 – 7.5%	Sept 2011
Australia	2	$1,325 m	8.0 – 8.5%	2010 – 2012
United States[2]	1	US$65 m	7.5 – 8.0%	4th Qtr 2010
Small Projects Programme	n/a	$310 m	8.5 – 10.0%	2010 – 2011
Total		**$4.3 bn**		

- In the first half of 2010 the Group commenced:
  - Sydney City Office Tower $350 million
  - Westfield Belconnen (ACT) $125 million
  - Small Projects Programme $100 million
- Expect to commence approximately $1 billion of new projects for the 2010 full year

[1] Stabilised income/Westfield Group cost
[2] Valencia – joint venture centre. Total cost US$130 million

Future Development Opportunities – Platform for Growth



- The Group is undertaking pre-development activity on approximately $10 billion of future development opportunities, including:

United States	Australia & New Zealand	United Kingdom
Century City (California)	Carindale (QLD)	Bradford
Garden State Plaza (New Jersey)	Fountain Gate (VIC)	Nottingham
Montgomery (Maryland)	Macquarie (NSW)	
UTC (California)	Marion (SA)	
Valley Fair (California)	Miranda (NSW)	
West Valley (California)	Mt Gravatt (QLD)	
	Newmarket (NZ)	

- Target unlevered internal rates of return of between 12% and 15%
- Post 2010, the Group expects to commence between $500 million to $1 billion of development projects per annum

Westfield Stratford City Development Update



Canary Wharf
Stratford Regional Station
Marks & Spencer
Aquatics Centre
Vue Cinemas
Olympic Stadium
John Lewis & Waitrose
City of London (Square Mile)
Stratford International Station



Artist Impression – Corner Castlereagh and Market Streets

PRADA
Westfield

Operational Earnings[1]



$ million	Jun '10 Actual	Jun '09 Actual	% Change	% Change (currency adjusted[2])
Property revenue	1,853	1,998	(7.3)%	4.3%
Project and management income	69	71		
Total income	1,922	2,069	(7.1)%	4.1%
Expenses	(538)	(606)	11.2%	(2.5)%
EBIT	**1,384**	**1,463**	**(5.4)%**	**4.8%**
Net interest expense	(293)	(334)		
Minority interests	(62)[3]	(72)		
Operational Earnings	**1,029**	**1,057**	**(2.6)%**	**1.6%**
Operational Earnings per security (cents)	44.70			
Weighted average number of securities	*2,301.9*			

[1] *The operational earnings have been prepared on a proportional basis. The net contribution from equity accounted properties of $119m ($115m Jun 09 currency adjusted and $132m Jun 09 actual) has been allocated to income and expenses*

[2] *Based on the prior period profit and loss statement retranslated at the current period exchange rates. The average exchange rates are AUD/USD 0.8938 (30/06/09 0.7126); AUD/GBP 0.5861 (30/06/09 0.4770); AUD/NZD 1.2680 (30/06/09 1.2526)*

[3] *Carindale Property Trust: $5m, Property Linked Notes: $40m and convertible preference securities: $17m*

Westfield

Income Statement by Business Segment[1]



$ million	Operational	Development	Corporate	Total
	6 months to 30 June 2010			
Property revenue	1,853	22	1	1,876
Project and management income	69	-	-	69
Total income	1,922	22	1	1,945
Expenses	(538)	(68)	(17)	(623)
EBIT	**1,384**	**(46)**	**(16)**	**1,322**
Net interest expense	(293)	(47)	(6)	(346)
Mark to market of derivatives	-	-	(266)	(266)
Property revaluations	-	-	400	400
Tax expense	-	-	(38)	(38)
Deferred tax expense	-	-	(99)	(99)
Minority interests	(62)[2]	-	50[3]	(12)
Total Segment Earnings	**1,029**	**(93)**	**25**	**961**

[1] The income statement has been prepared on a proportional basis. The net contribution from equity accounted properties of $165m has been allocated to income and expenses. Property revaluations of $400m includes equity accounted property revaluations of $51m
[2] Carindale Property Trust: $5m, Property Linked Notes: $40m and convertible preference securities: $17m
[3] Mark to market of $(10)m for Property Linked Notes and $60m relating to convertible preference securities

AIFRS Income Statement



$ million	6 months to Jun '10	12 months to Dec '09	6 months to Jun '09
Property revenue	1,666	3,459	1,785
Contribution from equity accounted investments[1]	165	(252)	(319)
Project and management income	69	170	71
Net capital profits	-	70	70
Total Income	**1,900**	**3,447**	**1,607**
Total expenses	(574)	(1,197)	(637)
Currency derivatives	55	53	76
EBIT	**1,381**	**2,303**	**1,046**
Property revaluations	349	(3,037)	(2,466)
Financing costs	(307)	(692)	(358)
Mark to market of derivatives, preference shares, Property Linked Notes and minority interests treated as debt	(320)	801	853
Profit before tax	**1,103**	**(625)**	**(925)**
Tax expense	(38)	(84)	(45)
Deferred tax expense and tax on capital transactions	(99)	259	265
Minority interests	(5)	(8)	(3)
Profit after tax	**961**	**(458)**	**(708)**

[1] *Includes equity accounted property revaluations of $51m (31/12/09 $(502)m and 30/06/09 $(446)m). Total Group property revaluations of $400m (31/12/09 $(3,539)m and 30/06/09 $(2,912)m).*

Balance Sheet[1]



$ million	30 Jun '10	31 Dec '09
Cash	253	246
Property investments		
- Shopping centres	43,549	42,164
- Work in progress	2,487	2,025
- Assets held for redevelopment	1,361	1,264
Total Property investments	47,397	45,453
Other assets	2,771	2,799
Total assets	**50,421**	**48,498**
Interest bearing liabilities	19,021	17,236
Finance lease liabilities	106	88
Deferred tax	1,965	1,784
Other liabilities	3,313	3,374
Total liabilities[2]	**24,405**	**22,482**
Net Assets	**26,016**	**26,016**

[1] *The balance sheet has been prepared on a proportional basis. The net investment in equity accounted entities of $3,963m (31/12/09 $3,765m) has been allocated to individual assets and liabilities*

[2] *Excludes $1,682m (31/12/09 $1,709m) of convertible preference securities & Property Linked Note liabilities that the Westfield Group considers as equity given their economic characteristics*

Property Investments



- Change in value of gross property investments

$ billion	**6 months Jun '10**	12 months Dec '09	6 months Dec '09
Gross property investments opening balance	45.5	53.4	47.6
Revaluations	0.4	(3.5)	(0.6)
Disposals	-	(0.2)	-
Capital expenditure	0.6	1.7	0.8
Exchange rate impact	0.9	(5.9)	(2.3)
Gross property investments closing balance	**47.4**	45.5	45.5

- Estimated yield for each region:

	30 Jun '10		**31 Dec '09**		**30 Jun '09**	
	Range	**Weighted Avg**	**Range**	**Weighted Avg**	**Range**	**Weighted Avg**
Australia	5.3 – 8.0%	6.1%	5.3 – 8.0%	6.1%	5.3 – 8.3%	6.0%
New Zealand	6.8 – 8.6%	7.4%	6.8 – 8.6%	7.4%	6.8 – 8.9%	7.4%
United Kingdom	5.5 – 8.0%	5.9%	5.5 – 8.0%	5.9%	5.5 – 8.0%	5.9%
United States	6.0 – 9.8%	6.7%	6.0 – 10.0%	6.7%	6.0 – 10.0%	6.8%

Financial Position at 30 June 2010

- Strong balance sheet and liquidity position
  - Gearing of 37.4% (on a look through basis)
  - Available liquidity of $7.3 billion provided by committed banking facilities and cash
  - Retained earnings of $292 million for the 6 months
- Continued access to debt markets - A$2.2 billion raised or extended since January 2010:
  - US$1.3 billion US Syndicated facility extended to 2013
  - US$370 million extension of secured mortgages
  - A$250 million extension of bilateral facilities
- Average term of fixed rate debt and interest rate hedging is 6.7 years
- Percentage of fixed rate debt was 88% and an average of 78% for the next two years
- Common borrowing structure for all unsecured, unsubordinated lenders who rank pari passu irrespective of the jurisdiction of the borrower

Facility Maturity Profile



Liquidity Summary
as at 30 June 2010

	$ billion
Total Committed Financing Facilities	26.1
Amounts Drawn	(19.0)
Undrawn Financing Facilities	7.1
Cash	0.2
Total Liquidity	**7.3**



A$ billion
4.0
3.0
2.0
1.0
0.0
0.9
1.0
1.1
1.9
2.0
2.8
3.0
3.0
0.1
2.9
1.0
1.3
1.5
1.5
1.5
0.6
2010H2
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Bonds
Mortgages
Bank
Undrawn Facilities

Westfield


APPENDICES

10

Westfield Group
Half Year Result
30 June 2010

Appendices

Page

Operating Statistics – Australia and New Zealand



Period to 30 June 2010

Retail Sales	Moving Annual Turnover (MAT)	MAT Growth	Comparable Change	
			12 months	6 months
Australia				
Majors			0.4%	(0.4)%
Specialties			0.5%	(0.8)%
Total	$21.5 bn	1.1%	1.0%	0.4%
New Zealand				
Specialties			0.6%	0.4%
Total	NZ$ 2.1 bn	3.6%	1.0%	0.3%

Comparable Change in Retail Sales by Category – Australia



	Period to 30 June 2010	
	12 months	6 months
Department Stores	1.2%	1.6%
Discount Department Stores	(1.0)%	(3.1)%
Supermarkets	1.2%	0.2%
Cinemas	13.6%	13.4%
Fashion	0.7%	(1.5)%
Food Catering	2.5%	2.2%
Food Retail	(1.0)%	(2.3)%
Footwear	2.4%	0.9%
General Retail	0.0%	(1.1)%
Homewares	(5.8)%	(6.6)%
Jewellery	1.1%	(1.2)%
Leisure	0.9%	(0.2)%
Retail Services	4.3%	2.1%

Operating Statistics – United States



Specialty Retail Sales – US$	**Period to:**	
	Jun '10	**Dec '09**
12 month sales (MAT)	6.4 bn	6.2 bn
12 month sales per square foot	403	394
% change on prior year	*(1.5)%*	*(9.5)%*
% change Jun '10 half compared to Jun '09 half	5.2%	

Change in Specialty Retail Sales by Category – United States



Sales per square foot	Period to 30 June 2010	
	12 months	**6 months**
Fashion	(3.5)%	2.3%
Jewellery	(3.2)%	3.8%
Leisure	6.7%	21.0%
Food retail	(1.9)%	1.8%
General retail	(1.8)%	1.3%
Cinemas	4.6%	4.0%

Operating Statistics – United Kingdom



Retail Sales	**Period to 30 June 2010**	
	12 months	**6 months**
Industry: *BRC-KPMG Retail Sales Report*		
- National[1]	1.7%	1.1%
- London[1]	7.1%	9.0%
- Total	3.8%	3.2%

Westfield London		
- Comparable	n/a	16.8%
- Total	n/a	23.7%

[1] *On a comparable basis*

Group Lease Expiry Profile



Unexpired Weighted Average Lease Term as at 30 June 2010

Anchor tenants	15.3 years
Specialty tenants	5.5 years
Weighted total	9.3 years

% Leased Area[1]
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
5.7%
9.9%
8.8%
6.7%
7.4%
6.9%
5.0%
5.5%
6.1%
5.2%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Australia/NZ
US
UK

[1] *Based upon approximately 7.4 million sqm GLA (excluding anchor tenant GLA in the US not owned by the Group)*

Specialty Lease Expiry Profile – Australia and New Zealand



% Leased Area

Year	% Leased Area
2010	12.2%
2011	16.7%
2012	14.3%
2013	13.7%
2014	14.2%
2015	10.4%
2016	5.5%
2017	3.0%
2018	2.5%
2019	1.5%

Specialty Lease Expiry Profile – United States[1]





% Leased Area
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4.6%
14.6%
9.5%
6.7%
6.1%
7.3%
7.3%
8.8%
7.6%
6.1%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Avg total rent psf of expiring leases (US$)[2]	$48.15	$46.63	$60.63	$66.81	$65.51	$63.69	$69.79	$79.86	$75.64	$81.15

[1] *For specialty shops < 20,000 sqf.*

[2] *Total rent (excluding taxes) includes contracted increases in both minimum rent and common area charges*

Westfield

Specialty Lease Expiry Profile – United Kingdom



Year	% Leased Area
2010	1.5%
2011	5.2%
2012	3.1%
2013	3.8%
2014	3.8%
2015	4.4%
2016	3.3%
2017	8.2%
2018	20.8%
2019	4.6%

% Leased Area
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%

Westfield



Property investments as at 30 June 2010

$ million	Westfield Group				
	Consolidated Assets	Equity Accounted Assets	Total	JV Partner Share	Total Assets Under Management
Shopping centres	38,564	4,985	43,549	13,976	57,525
Work in progress	2,435	52	2,487	52	2,539
Assets held for development	1,223	138	1,361	245	1,606
Property investments	**42,222**	**5,175**	**47,397**	**14,273**	**61,670**

Development Segment Assets



$ million	Existing Centre	Work in Progress	Assets Held for Redevelopment	Total
	At 30 June 2010			
o Australia & New Zealand	570	697	345	1,612
o United States	-	57	672	729
o United Kingdom	67	1,733	344	2,144
Total	**637**	**2,487**	**1,361**	**4,485**

Property Investments by Segment



$ million	At 30 June 2010		
	Operational	**Development**	**Total**
Shopping centres			
Consolidated	37,994	570	38,564
Equity accounted	4,918	67	4,985
	42,912	**637**	**43,549**
Work in progress and assets held for redevelopment			
Consolidated	-	3,658	3,658
Equity accounted	-	190	190
	-	**3,848**	**3,848**
Total property investments and WIP	**42,912**	**4,485**	**47,397**

Operational Segment Borrowings



$ million	At 30 Jun '10	At 31 Dec '09
Interest bearing liabilities	19,021	17,236
Cash	(253)	(246)
Finance lease liabilities	106	88
Total net borrowings	**18,874**	**17,078**
Total borrowings	**18,874**	**17,078**
Less: Borrowings attributable to development segment[1]	(5,260)	(4,710)
Operational segment borrowings[2]	**13,614**	**12,368**

[1] *Represents historic cost of investment*
[2] *Includes equity accounted operational segment share of interest bearing liabilities less cash of $1,087m (31/12/09 $1,144m)*

Westfield

Westfield

082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456
F 310.478.1267

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 20, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is the Westfield Trust Half-Year Financial Report for the period ending June 30, 2010 from the Westfield Group. This Financial Report was released to the members of Westfield Group on August 18, 2010 and is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,



Aline Taireh
Assistant Secretary

Enclosure

18 August 2010

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone **02 9358 7000**
Facsimile **02 9358 7077**
Internet **www.westfield.com**

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
WESTFIELD TRUST AND WESTFIELD AMERICA TRUST
HALF-YEAR FINANCIAL REPORTS FOR PERIOD ENDED 30 JUNE 2010

Half-year financial reports for the period ended 30 June 2010 for each of Westfield Trust and Westfield America Trust are attached.

Yours faithfully
WESTFIELD GROUP



Simon Tuxen
Company Secretary

Encl.

Westfield Trust
Half-Year Financial Report

For the half-year ended 30 June 2010

Westfield Management Limited ABN 41 001 670 579
as Responsible Entity of Westfield Trust ARSN 090 849 746
AFS Licence No. 230329


Westfield

WESTFIELD TRUST

INCOME STATEMENT

for the half-year ended 30 June 2010

	Note	30 Jun 10 $million	30 Jun 09 $million
Revenue			
Property revenue		885.1	828.0
		885.1	**828.0**
Share of after tax profits of equity accounted entities			
Property revenue		66.2	64.5
Property revaluations		22.8	(43.4)
Property expenses and outgoings		(18.7)	(18.1)
Net interest income / (expense)		(0.6)	0.4
		69.7	**3.4**
Expenses			
Property expenses and outgoings		(222.7)	(214.2)
Property and funds management costs		(7.0)	(7.6)
Corporate costs		(3.2)	(3.1)
		(232.9)	**(224.9)**
Currency derivatives and exchange differences		14.1	(45.6)
Interest income		9.6	10.5
Financing costs		(255.6)	59.4
Net gain / (loss) from capital transactions		0.3	(16.5)
Property revaluations		287.6	(699.3)
Profit / (loss) before tax and non controlling interests		**777.9**	**(85.0)**
Tax (expense) / benefit	3	(166.0)	12.4
Profit / (loss) after tax for the period		**611.9**	**(72.6)**
Less: net profit attributable to non controlling interests		(4.9)	(3.1)
Net profit / (loss) attributable to members of Westfield Trust (WT)		**607.0**	**(75.7)**

	Note	30 Jun 10	30 Jun 09
Distributions for the period	5	**484.6**	**637.4**
Weighted average number of units entitled to distribution at 30 June (millions)		2,307.8	2,276.4
Distribution per ordinary unit (cents)	5	**21.00**	**28.00**
Distribution per Distribution Reinvestment Plan (DRP) unit (cents)	5	**-**	**28.00**
Basic earnings / (loss) per unit (cents)		**26.30**	**(3.44)**
Diluted earnings / (loss) per unit (cents)		**25.25**	**(3.44)**

WESTFIELD TRUST

STATEMENT OF COMPREHENSIVE INCOME

for the half-year ended 30 June 2010

	Note	30 Jun 10 $million	30 Jun 09 $million
Profit / (loss) after tax for the period		611.9	(72.6)
Other comprehensive income / (loss)			
Movements in foreign currency translation reserve			
- Net exchange difference on translation of foreign operations		0.8	(15.8)
Movements in asset revaluation reserve			
- Revaluation increment		27.1	-
Total comprehensive income / (loss) for the period		**639.8**	**(88.4)**
Total comprehensive income / (loss) attributable to:			
- Members of WT		634.9	(91.5)
- Non controlling interests		4.9	3.1
Total comprehensive income / (loss) for the period		**639.8**	**(88.4)**

WESTFIELD TRUST

BALANCE SHEET

as at 30 June 2010

	Note	30 Jun 10 $million	31 Dec 09 $million
Current assets			
Cash and cash equivalents		66.0	66.0
Trade debtors		25.2	19.5
Derivative assets		94.4	121.3
Receivables		2,144.5	2,639.0
Tax receivable		1.6	-
Prepayments and deferred costs		36.5	17.6
Total current assets		**2,368.2**	**2,863.4**
Non current assets			
Investment properties		22,734.1	22,133.3
Equity accounted investments		1,617.0	1,587.7
Other investments		1,152.5	1,144.9
Derivative assets		212.4	166.1
Prepayments and deferred costs		67.3	92.5
Total non current assets		**25,783.3**	**25,124.5**
Total assets		**28,151.5**	**27,987.9**
Current liabilities			
Trade creditors		42.5	50.7
Payables and other creditors		1,282.6	1,272.2
Tax payable		-	4.1
Interest bearing liabilities		2,114.7	1,878.1
Derivative liabilities		169.0	278.8
Total current liabilities		**3,608.8**	**3,483.9**
Non current liabilities			
Interest bearing liabilities		4,443.9	4,501.4
Other financial liabilities		1,263.9	1,253.6
Deferred tax liabilities		485.7	320.2
Derivative liabilities		318.1	386.4
Total non current liabilities		**6,511.6**	**6,461.6**
Total liabilities		**10,120.4**	**9,945.5**
Net assets		**18,031.1**	**18,042.4**
Equity attributable to members of WT			
Contributed equity	4	10,549.7	10,549.7
Reserves		74.2	46.3
Retained profits		7,213.1	7,252.3
Total equity attributable to members of WT		**17,837.0**	**17,848.3**
Equity attributable to non controlling interests			
Contributed equity		94.0	94.0
Retained profits		100.1	100.1
Total equity attributable to non controlling interests		**194.1**	**194.1**
Total equity		**18,031.1**	**18,042.4**

WESTFIELD TRUST

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2010

	Comprehensive Income 30 Jun 10 $million	*Movement in Equity* 30 Jun 10 $million	Total 30 Jun 10 $million	Total 30 Jun 09 $million
Changes in equity attributable to members of WT				
Opening balance of contributed equity	-	*10,549.7*	10,549.7	8,196.2
- Distribution reinvestment plan	-	-	-	194.7
- Issuance of units	-	-	-	1,932.6
- Costs associated with the issuance of units	-	-	-	(42.8)
Closing balance of contributed equity	-	*10,549.7*	10,549.7	10,280.7
Opening balance of reserves	-	*46.3*	46.3	56.8
- Movements in foreign currency translation reserve	*0.8*	-	0.8	(15.8)
- Movements in asset revaluation reserve	*27.1*	-	27.1	-
Closing balance of reserves	*27.9*	*46.3*	74.2	41.0
Opening balance of retained profits	-	*7,252.3*	7,252.3	8,221.7
- Profit / (loss) after tax for the period	*607.0*	-	607.0	(75.7)
- Distribution paid	-	*(646.2)*	(646.2)	(510.8)
Closing balance of retained profits	*607.0*	*6,606.1*	7,213.1	7,635.2
Closing balance of equity attributable to members of WT	**634.9**	**17,202.1**	**17,837.0**	**17,956.9**
Changes in equity attributable to non controlling interests				
Opening balance of equity attributable to non controlling interests	-	*194.1*	194.1	195.8
Total comprehensive income attributable to non controlling interests	*4.9*	-	4.9	3.1
Distributions paid or provided for	-	*(4.9)*	(4.9)	(4.7)
Closing balance of equity attributable to non controlling interests	***4.9***	***189.2***	**194.1**	**194.2**
Total equity	**639.8**	**17,391.3**	**18,031.1**	**18,151.1**

WESTFIELD TRUST

CASH FLOW STATEMENT

for the half-year ended 30 June 2010

	30 Jun 10 $million	30 Jun 09 $million
Cash flows from operating activities		
Receipts in the course of operations (including GST)	993.4	919.9
Payments in the course of operations (including GST)	(279.2)	(261.7)
Distributions received from equity accounted entities and other investments	46.9	42.9
Income and withholding taxes paid	(12.3)	(7.8)
Goods and services taxes paid	(77.6)	(71.6)
Net cash flows from operating activities	**671.2**	**621.7**
Cash flows from investing activities		
Payments of capital expenditure for property investments	(206.5)	(197.4)
Payments for the acquisition of other investments	-	(395.5)
Proceeds from the sale of property investments and other investments	3.1	51.9
Net outflows for investments in equity accounted investments	(4.2)	(0.7)
Net cash flows used in investing activities	**(207.6)**	**(541.7)**
Cash flows from financing activities		
Proceeds from the issuance of units	-	2,127.3
Payments for costs associated with the issuance of units	-	(40.5)
Net proceeds from interest bearing liabilities	293.8	106.5
Interest received	13.8	37.8
Financing costs	(279.3)	(269.4)
Distributions paid	(646.2)	(510.8)
Distributions paid by controlled entities to non controlling interests	(4.8)	(4.5)
Loans received from (advanced to) related entities	159.2	(1,599.7)
Net cash flows used in financing activities	**(463.5)**	**(153.3)**
Net increase / (decrease) in cash and cash equivalents held	0.1	(73.3)
Add opening cash and cash equivalents brought forward	66.0	144.1
Effects of exchange rate changes on cash and cash equivalents brought forward	(0.1)	(0.7)
Cash and cash equivalents at the end of the period	**66.0**	**70.1**

1_Corporate information

The financial report of Westfield Trust (**WT**) and its controlled entities (collectively the **WT Group**) for the half-year ended 30 June 2010 was approved on 18 August 2010, in accordance with a resolution of the Board of Directors of Westfield Management Limited as responsible entity of WT (**Responsible Entity**).

The nature of the operations and principal activities of WT are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included in the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the WT Group as the annual financial report.

The half-year financial report should be read in conjunction with the annual financial report of WT as at 31 December 2009.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group during the half-year ended 30 June 2010 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 (the **Act**).

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Act, applicable Accounting Standards including AASB 134 "Interim Financial Reporting".

The half-year financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, other financial liabilities, financial assets at fair value through profit and loss and available for sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2009 except changes required due to amendments to the accounting standards noted below.

This financial report is presented in Australian dollars.

(b)_Application of new and revised accounting standards

Since 1 January 2010, the WT Group has adopted AASB 3 (revised) "Business Combinations" and AASB 127 (revised) "Consolidated and Separate Financial Statements" which are mandatory for annual reporting periods beginning on or after 1 July 2009. Adoption of these Standards has no material impact on the financial statements of the WT Group.

(c)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the half-year financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2010

	30 Jun 10 $million	30 Jun 09 $million
3_Tax expense		
Current	(11.1)	(13.1)
Deferred	(154.9)	25.5
	(166.0)	**12.4**
The prima facie tax on profit / (loss) before income tax expense is reconciled to the income tax expense provided in the income statement as follows:		
Accounting profit / (loss) before income tax expense	777.9	(85.0)
Prima facie tax benefit / (expense) at 30% (30 June 2009: 30%)	(233.4)	25.5
Australian trust income / (losses) not assessable / deductible	217.2	(9.4)
Change in New Zealand tax legislation removing depreciation deduction	(174.8)	-
Tax on inter-entity transactions	4.3	-
Benefit from reduction in tax rate	20.7	-
Prior year under provision	-	(3.7)
Tax benefit / (expense)	**(166.0)**	**12.4**

	30 Jun 10 Number	31 Dec 09 Number
4_Contributed equity		
(a)_Number of units on issue		
Balance at the beginning of the period	2,307,773,663	1,964,771,035
Distribution reinvestment plan	-	60,837,808
Units issued on exercise of options	-	2,876
Share placement/share purchase plan	-	282,161,944
Balance at the end of the period for WT	2,307,773,663	2,307,773,663

Stapled securities have the right to receive declared dividends from Westfield Holdings Limited (**WHL**) and distributions from Westfield America Trust (**WAT**) and WT and, in the event of winding up of WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be).

	30 Jun 10 $million	31 Dec 09 $million
(b)_Amount of contributed equity		
Balance at the beginning of the period	10,549.7	8,196.2
Distribution reinvestment plan	-	463.7
Share placement/share purchase plan	-	1,932.6
Costs associated with the issuance of units	-	(42.8)
Balance at the end of the period	10,549.7	10,549.7

	30 Jun 10 $million	30 Jun 09 $million
5_Distributions		
(a)_ Interim distribution		
Ordinary units: 21 cents per unit (30 June 2009: 28.00 cents per unit)	484.6	629.1
DRP units: Nil cents per unit (30 June 2009: 28.00 cents per unit)	-	8.3
	484.6	637.4

Interim distributions are to be paid on 31 August 2010. The record date for entitlement to these distributions was 5pm, 16 August 2010. The Westfield Group Distribution Reinvestment Plan (DRP) was suspended from operation on 2 February 2010. Accordingly, the DRP will not be in operation for the distribution payable on 31 August 2010.

	30 Jun 10 $million	30 Jun 09 $million
(b)_Distributions paid during the period		
Distribution in respect of the six months to 31 December 2009	646.2	
Distribution in respect of the six months to 31 December 2008	-	510.8
	646.2	510.8

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2010

	30 Jun 10 $million	31 Dec 09 $million
6_Capital expenditure commitments		
Estimated capital expenditure contracted at balance date but not provided for in relation to development projects:		
Due within one year	349.5	313.8
Due between one and five years	278.8	435.3
	628.3	749.1
7_Contingent liabilities		
Performance guarantees	14.3	16.5
Guaranteed borrowings of associates of the Responsible Entity	8,444.5	7,341.6
	8,458.8	7,358.1

WT's obligation in respect of performance guarantees may be called on at any time dependent upon the performance or non performance of certain third parties.

From time to time, in the normal course of business, WT is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WT.

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2010

8_Segment information

The principal activity of the WT Group is the ownership of shopping centre investments across Australia and New Zealand.

	Australia		New Zealand		Consolidated	
	30 Jun 10 $million	30 Jun 09 $million	30 Jun 10 $million	30 Jun 09 $million	30 Jun 10 $million	30 Jun 09 $million
Revenue						
Property revenue	762.0	710.4	123.1	117.6	885.1	828.0
	762.0	**710.4**	**123.1**	**117.6**	**885.1**	**828.0**
Share of after tax profits of equity accounted entities						
Property revenue	66.2	64.5	-	-	66.2	64.5
Property expenses and outgoings	(18.7)	(18.1)	-	-	(18.7)	(18.1)
Net interest expense	(0.6)	0.4	-	-	(0.6)	0.4
	46.9	**46.8**	-	-	**46.9**	**46.8**
Expenses						
Property expenses and outgoings	(192.0)	(184.0)	(30.7)	(30.2)	(222.7)	(214.2)
Property and funds management costs	(7.0)	(7.6)	-	-	(7.0)	(7.6)
Corporate costs	(2.9)	(2.8)	(0.3)	(0.3)	(3.2)	(3.1)
	(201.9)	**(194.4)**	**(31.0)**	**(30.5)**	**(232.9)**	**(224.9)**
Realised gains on income hedging currency derivatives	1.8	-	3.7	5.4	5.5	5.4
Segment Result	**608.8**	**562.8**	**95.8**	**92.5**	**704.6**	**655.3**
Segment revaluations and net gain / (loss) from capital transactions						
Revaluations of properties and development projects						
- Consolidated	298.1	(554.6)	(10.5)	(144.7)	287.6	(699.3)
- Equity accounted	22.8	(43.4)	-	-	22.8	(43.4)
Non controlling interest share of property revaluations	-	1.6	-	-	-	1.6
Net gain / (loss) from capital transactions	-	(16.5)	0.3	-	0.3	(16.5)
	320.9	**(612.9)**	**(10.2)**	**(144.7)**	**310.7**	**(757.6)**
Currency derivatives and exchange differences					8.6	(51.0)
Interest income					9.6	10.5
Financing costs					(255.6)	59.4
Tax benefit / (expense)					(166.0)	12.4
Non controlling interest					(4.9)	(4.7)
Net profit / (loss) attributable to members of WT					**607.0**	**(75.7)**

	Australia		New Zealand		Consolidated	
Segment assets	30 Jun 10 $million	31 Dec 09 $million	30 Jun 10 $million	31 Dec 09 $million	30 Jun 10 $million	31 Dec 09 $million
Segment assets [1]	23,143.7	22,537.1	2,451.1	2,414.3	25,594.8	24,951.4
Corporate assets					2,556.7	3,036.5
Total segment assets	**23,143.7**	**22,537.1**	**2,451.1**	**2,414.3**	**28,151.5**	**27,987.9**
Segment liabilities						
Segment liabilities	1,230.3	1,037.9	94.8	285.0	1,325.1	1,322.9
Corporate liabilities					8,795.3	8,622.6
Total segment liabilities	**1,230.3**	**1,037.9**	**94.8**	**285.0**	**10,120.4**	**9,945.5**
Other segment information						
Investment in equity accounted entities included in segment assets	1,617.0	1,587.7	-	-	1,617.0	1,587.7
Additions to segment non current assets	274.6	857.5	27.8	47.5	302.4	905.0

[1] WT continues to hold a $1.2 billion (Dec 2009: $1.1 billion) investment in the Westfield Group's UK shopping centre assets.

WESTFIELD TRUST
DIRECTORS' DECLARATION

The Directors of Westfield Management Limited, the Responsible Entity of Westfield Trust (**WT**) declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that WT will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:
   (i) comply with Accounting Standard AASB "134 Interim Financial Reporting" and the Corporations Act 2001; and
   (ii) give a true and fair view of the financial position as at 30 June 2010 and the performance of WT for the half-year ended on that date.

Made on 18 August 2010 in accordance with a resolution of the Board of Directors.



F P Lowy AC
Executive Chairman



F G Hilmer AO
Director



ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield Trust

Report on the Half-Year Financial Report

We have audited the accompanying financial report of Westfield Trust (the Trust), which comprises the balance sheet as at half year ended 30 June 2010, the income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the half year ended on that date, a statement of accounting policies and other explanatory information, and the directors' declaration of the consolidation entity comprising the Trust and the entities it controlled at half-year end or from time to time during the half year.

Directors' Responsibility for the Half-Year Financial Report

The directors of Westfield Management Limited, the Responsible Entity of the Trust, are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half year financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the half-year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the Trust a written Auditor's Independence Declaration, a copy of which is included in the directors' report.

Opinion

In our opinion, the half-year financial report of Westfield Trust is in accordance with the Corporations Act 2001, including:

i giving a true and fair view of the consolidated entity's financial position of Westfield Trust as at 30 June 2010 and of its performance for the half year then ended; and

ii complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* .

S J Ferguson
Partner
Sydney
18 August 2010

Ernst & Young

WESTFIELD TRUST
DIRECTORS' REPORT

The Directors of Westfield Management Limited (the **Responsible Entity**), the responsible entity of Westfield Trust (**Trust**) submit the following report for the half-year ended 30 June 2010 (**Financial Period**).

Directors

The names of the Directors of the Responsible Entity in office during the half-year and until the date of this report are as below. The Directors were in office for this entire period unless otherwise stated.

F P Lowy AC	Executive Chairman
D H Lowy AM	Deputy Chairman – Non-Executive Director
R L Furman	Non-Executive Director
P H Goldsmith QC PC	Non-Executive Director
D M Gonski AC	Non-Executive Director
F G Hilmer AO	Non-Executive Director
S P Johns	Non-Executive Director
P S Lowy	Managing Director – Executive Director
S M Lowy AM	Managing Director – Executive Director
J McFarlane	Non-Executive Director
B M Schwartz AM	Non-Executive Director
J Sloan	Non-Executive Director
G H Weiss	Non-Executive Director (retired on 27 May 2010)
M R Johnson AO	Non-Executive Director (appointed on 27 May 2010)

Review of Operations and State of Affairs

The Trust reported a net profit of $607.0 million and a distribution from retained earnings of $484.6 million for the Financial Period. The basic earnings per unit is 26.30 cents and the distribution per unit is 21.00 cents for the Financial Period.

As at 30 June 2010, the Trust had a $24.3 billion (consolidated properties: $22.7 billion and share of equity accounted properties: $1.6 billion) interest in 56 shopping centres, comprising 13,436 retailers and approximately 4.0 million square metres of retail space.

The Australian and New Zealand operations contributed net property income of $709.9 million for the six months to 30 June 2010 which reflects comparable shopping centre income growth of approximately 4.0%. This performance reflects the steady retail conditions in Australia which prevailed during the period as well as the quality of the portfolios in both regions.

At 30 June 2010 occupancy rates continue to be in excess of 99.5% and average specialty store rent per square metre increased by 3.4% over the same time last year.

Retail sales in the Trust's 44 Australian centres totalled $21.5 billion for the 12 months to 30 June 2010. On a comparable basis, total retail sales increased 1.0% with specialty store sales increasing 0.5%.

Retail sales at the Trust's 12 shopping centres in New Zealand totalled NZ$2.1 billion for the 12 months to 30 June 2010. On a comparable basis, total retail sales increased 1.0% with specialty store sales increasing 0.6%.

Development projects

In Australia the $1.2 billion project to redevelop Sydney City is progressing well and is on schedule for completion in 2010/2012. In addition, the Trust has commenced a $125 million redevelopment project at Belconnen.

The current target weighted average yield range for the projects under construction is 8.0% to 8.5%. This reflects the Trust's incremental income yield on the Trust's project cost.

There were no significant changes in the Trust's state of affairs during the Financial Period.

Principal Activities

The principal activities of the Trust during the Financial Period were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Period.

Subsequent Events

No other matter or circumstance has arisen since the end of the Financial Period that has significantly affected, or may significantly affect:

(i) the Trust's operations in future financial years;

(ii) the results of those operations in future financial years; or

(iii) the Trust's state of affairs in future financial years.

Auditor's independence declaration

The Directors have obtained the following independence declaration from the auditors, Ernst & Young.


ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Management Limited

In relation to our audit of the financial report of Westfield Trust for the half year ended 30 June 2010, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

S J Ferguson
Partner
Sydney, 18 August 2010

Ernst & Young

Liability Limited by a scheme approved under Professional Standards Legislation

Synchronisation of Financial Year

By an order dated 5 November 2001 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement to ensure that the financial year of Carindale Property Trust is synchronised with the financial year of Westfield Trust. Although the financial year of Carindale Property Trust ends on 30 June, the financial statements of Westfield Trust have been prepared to include accounts for Carindale Property Trust for a period coinciding with the financial year of Westfield Trust.

This report is made on 18 August 2010 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211 (Australia only)
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
ASX – WDC

Website
westfield.com/corporate

Westfield America Trust
Half-Year Financial Report

For the half-year ended 30 June 2010

Westfield America Management Limited ABN 66 072 780 619
as Responsible Entity of Westfield America Trust ARSN 092 058 449
AFS Licence No. 230324


Westfield

WESTFIELD AMERICA TRUST

INCOME STATEMENT

for the half-year ended 30 June 2010

	Note	30 Jun 10 $million	30 Jun 09 $million
Revenue			
Property revenue		705.1	869.5
Property development and project management revenue		1.5	19.3
Property and funds management income		16.4	16.6
		723.0	**905.4**
Share of after tax profits / (loss) of equity accounted entities			
Property revenue		102.2	125.2
Property revaluations		27.9	(259.3)
Property expenses and outgoings		(32.6)	(45.3)
Net interest expense		(25.3)	(31.8)
		72.2	**(211.2)**
Expenses			
Property expenses and outgoings		(257.3)	(329.4)
Property development and project management costs		(18.7)	(32.9)
Property and funds management costs		(10.8)	(15.7)
Corporate costs		(2.5)	(4.5)
		(289.3)	**(382.5)**
Interest income		0.9	11.9
Net gain from capital transactions		(0.4)	65.9
Currency derivatives		27.5	74.7
Financing costs		(244.2)	(7.7)
Property revaluations		61.5	(1,629.4)
Profit / (loss) before tax and non controlling interests		**351.2**	**(1,172.9)**
Tax (expense) / benefit	3	(30.6)	162.7
Profit / (loss) after tax for the period		**320.6**	**(1,010.2)**
Less: net (profit) / loss attributable to non controlling interests		(22.0)	80.5
Net profit / (loss) attributable to members of Westfield America Trust (WAT)		**298.6**	**(929.7)**

	Note	30 Jun 10	30 Jun 09
Distribution for the period	5	**253.9**	**448.3**
Weighted average number of units entitled to distributions at 30 June (millions)		**2,307.8**	**2,359.5**
Distribution per ordinary unit (cents)	5	**11.00**	**19.00**
Distribution per February Distribution Reinvestment Plan (DRP) unit (cents)	5	**-**	**19.00**
Basic earnings / (loss) per unit (cents)		**12.94**	**(44.25)**
Diluted earnings / (loss) per unit (cents)		**8.67**	**(44.25)**

WESTFIELD AMERICA TRUST

STATEMENT OF COMPREHENSIVE INCOME

for the half-year ended 30 June 2010

	30 Jun 10 $million	30 Jun 09 $million
Profit / (loss) after tax for the period	**320.6**	**(1,010.2)**
Other comprehensive income / (loss)		
Movements in foreign currency translation reserve		
- Net exchange difference on translation of foreign operations	251.5	(1,125.3)
- Realised and unrealised gains / (losses) on asset hedging derivatives which qualify for hedge accounting	(109.8)	325.3
Total comprehensive income / (loss) for the period	**462.3**	**(1,810.2)**
Total comprehensive income / (loss) attributable to:		
- Members of WAT	418.9	(1,603.4)
- Non controlling interests	43.4	(206.8)
Total comprehensive income / (loss) for the period	**462.3**	**(1,810.2)**

WESTFIELD AMERICA TRUST
BALANCE SHEET
as at 30 June 2010

	Note	30 Jun 10 $million	31 Dec 09 $million
Current assets			
Cash and cash equivalents		69.4	53.8
Trade debtors		17.8	21.0
Derivative assets		159.4	261.0
Receivables		146.1	431.9
Inventories		15.7	4.8
Tax receivable		8.2	15.7
Prepayments and deferred costs		48.9	56.9
Total current assets		**465.5**	**845.1**
Non current assets			
Investment properties		15,486.7	14,496.2
Equity accounted investments		1,546.3	1,368.8
Other investments		490.7	462.3
Derivative assets		879.3	924.7
Plant and equipment		104.4	98.3
Deferred tax assets		36.5	29.2
Prepayments and deferred costs		94.4	78.9
Total non current assets		**18,638.3**	**17,458.4**
Total assets		**19,103.8**	**18,303.5**
Current liabilities			
Trade creditors		37.1	59.8
Payables and other creditors		534.7	481.6
Interest bearing liabilities		307.6	437.4
Other financial liabilities		118.7	100.0
Tax payable		0.5	1.3
Derivative liabilities		133.9	206.3
Total current liabilities		**1,132.5**	**1,286.4**
Non current liabilities			
Payables and other creditors		122.6	123.0
Interest bearing liabilities		9,554.3	8,849.4
Other financial liabilities		1,469.0	1,559.4
Deferred tax liabilities		1,128.4	1,027.1
Derivative liabilities		738.6	498.3
Total non current liabilities		**13,012.9**	**12,057.2**
Total liabilities		**14,145.4**	**13,343.6**
Net assets		**4,958.4**	**4,959.9**
Equity attributable to members of WAT			
Contributed equity	4	8,406.9	8,406.9
Reserves		(171.1)	(291.5)
Retained profits / (accumulated losses)		(3,657.9)	(3,502.2)
Total equity attributable to members of WAT		**4,577.9**	**4,613.2**
Equity attributable to non controlling interests			
Reserves		(143.6)	(165.0)
Retained profits / (accumulated losses)		524.1	511.7
Total equity attributable to non controlling interests		**380.5**	**346.7**
Total equity		**4,958.4**	**4,959.9**

WESTFIELD AMERICA TRUST

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2010

	Comprehensive Income 30 Jun 10 $million	*Movement in Equity 30 Jun 10 $million*	Total 30 Jun 10 $million	Total 30 Jun 09 $million
Changes in equity attributable to members of WAT				
Opening balance of contributed equity	-	*8,406.9*	8,406.9	7,425.2
- Issuance of units				
Share placement/share purchase plan	-	-	-	825.2
Distribution reinvestment plan	-	-	-	84.7
- Costs associated with the issuance of units	-	-	-	(18.9)
Closing balance of contributed equity	-	*8,406.9*	8,406.9	8,316.2
Opening balance of reserves	-	*(291.5)*	(291.5)	633.2
- Movement in foreign currency translation reserve (i) (ii)	*120.3*	-	120.3	(673.7)
- Movement in employee share plan benefits reserve (i)	-	*0.1*	0.1	0.2
Closing balance of reserves	*120.3*	*(291.4)*	(171.1)	(40.3)
Opening balance of retained profits / (accumulated losses)	-	*(3,502.2)*	(3,502.2)	(1,003.2)
- Profit / (loss) after tax for the period (ii)	*298.6*	-	298.6	(929.7)
- Distribution paid	-	*(454.3)*	(454.3)	(353.3)
- Reallocation of WAT net assets to other entities of the Westfield Group on issuance of shares by controlled entities	-	-	-	(315.4)
Closing balance of retained profits / (accumulated losses)	*298.6*	*(3,956.5)*	(3,657.9)	(2,601.6)
Closing balance of equity attributable to members of WAT	*418.9*	*4,159.0*	**4,577.9**	**5,674.3**
Changes in equity attributable to non controlling interests				
Opening balance of equity	-	*346.7*	346.7	-
Shares issued by controlled entities	-	-	-	352.6
Reallocation of WAT net assets to other entities of the Westfield Group on issuance of shares by controlled entities	-	-	-	315.4
Total comprehensive income / (loss) attributable to non controlling interests (ii)	*43.4*	-	43.4	(206.8)
Distributions paid or provided for	-	*(9.6)*	(9.6)	(9.3)
Closing balance of equity attributable to non controlling interests	*43.4*	*337.1*	**380.5**	**451.9**
Total equity	*462.3*	*4,496.1*	**4,958.4**	**6,126.2**

(i) Movement in reserves attributable to members of WAT consists of the net exchange gain on translation of foreign operations of $120.3 million (30 June 2009: loss of $673.7 million) and net credit to the employee share plan benefits reserve of $0.1 million (30 June 2009: $0.2 million).

(ii) Total comprehensive income for the period amounts to a gain of $462.3 million (30 June 2009: loss of $1,810.2 million).

WESTFIELD AMERICA TRUST

CASH FLOW STATEMENT

for the half-year ended 30 June 2010

	30 Jun 10 $million	30 Jun 09 $million
Cash flows from operating activities		
Receipts in the course of operations	754.4	987.1
Payments in the course of operations	(329.0)	(415.8)
Settlement of income hedging currency derivatives	18.4	13.8
Dividends / distributions received from equity accounted entities	45.6	43.2
Withholding taxes received	6.4	27.6
Net cash flows from operating activities	**495.8**	**655.9**
Cash flows from investing activities		
Payments of capital expenditure for property investments	(109.1)	(270.3)
Proceeds from the sale of other investments	-	101.1
Net outflows for investments in equity accounted entities	(79.2)	(5.5)
Payments for the purchases of plant and equipment	(6.9)	(3.6)
Settlement of asset hedging currency derivatives	39.3	4.6
Net cash flows used in investing activities	**(155.9)**	**(173.7)**
Cash flows from financing activities		
Proceeds from the issuance of units	-	909.9
Payments for costs associated with the issuance of units	-	(17.8)
Termination of surplus interest rate swaps upon repayment of interest bearing liabilities with the proceeds from the issuance of units	-	(155.5)
Termination of surplus interest rate swaps upon the restructure of the Westfield Group's interest rate hedge portfolio	(53.3)	-
Net (repayments of) / proceeds from interest bearing liabilities	101.2	(1,276.9)
Loans received from related entities	402.3	468.2
Financing costs	(315.2)	(392.2)
Interest received	0.8	40.7
Distributions paid	(454.3)	(353.3)
Net cash (paid) / received by controlled entities to / from non controlling interests	(9.7)	343.3
Net cash flows used in financing activities	**(328.2)**	**(433.6)**
Net increase in cash and cash equivalents held	11.7	48.6
Add opening cash and cash equivalents brought forward	53.8	(1.2)
Effects of exchange rate changes on opening cash brought forward	3.9	(5.8)
Cash and cash equivalents at the end of the period	**69.4**	**41.6**

1_Corporate information

This financial report of Westfield America Trust (**WAT**) and its controlled entities for the half-year ended 30 June 2010 was approved on 18 August 2010, in accordance with a resolution of the Board of Directors of Westfield America Management Limited, as responsible entity of WAT (**Responsible Entity**).

The nature of the operations and principal activities of WAT are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included in the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of WAT and its controlled entities as the annual financial report.

The half-year financial report should be read in conjunction with the annual financial report of WAT as at 31 December 2009.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group during the half-year ended 30 June 2010 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 (**Act**).

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Act, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, financial assets at fair value through profit and loss and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2009 except for the changes required due to amendments to the accounting standards noted below.

This half-year financial report is presented in Australian dollars.

(b)_Application of new and revised accounting standards

Since 1 January 2010 WAT has adopted AASB 3 (Revised) "Business Combinations" and AASB 127 (Revised) "Consolidated and Separate Financial Statements" which is mandatory for annual reporting periods beginning on or after 1 July 2009. Adoption of these Standards has no material impact on the financial statements of WAT.

(c)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the half-year financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	30 Jun 10 $million	30 Jun 09 $million
3_Tax (expense) / benefit		
Current	(4.9)	(8.8)
Deferred	(25.7)	171.5
	(30.6)	**162.7**
The prima facie tax on profit / (loss) before tax is reconciled to the tax (expense) / benefit provided in the financial statements as follows:		
Accounting profit / (loss) before tax	351.2	(1,172.9)
Prima facie withholding tax (expense) / benefit on profit / (loss) at 15% (30 June 2009: 15%)	(52.7)	175.9
Profit / (loss) not assessable / (deductible)	22.1	(13.2)
Tax (expense) / benefit	**(30.6)**	**162.7**

	30 Jun 10 Units	31 Dec 09 Units
4_Contributed equity		
(a)_Number of units on issue		
Balance at the beginning of the period	2,390,858,026	2,047,855,398
Redemption of cross holdings	(83,084,363)	-
Share placement	-	276,190,500
Share purchase plan	-	5,971,444
Distribution reinvestment plan	-	60,837,808
Conversion of options	-	2,876
Balance at the end of the period	**2,307,773,663**	**2,390,858,026**

On 9 April 2010, 83,084,363 units held by subsidiaries of Westfield Holdings Limited (**WHL**) were redeemed for nil consideration. These units were not stapled or quoted on the Australian Securities Exchange (**ASX**). There was no change to the number of stapled securities on issue in the Westfield Group as a result of the redemption.

Stapled securities have the right to receive declared dividends from WHL and distributions from Westfield Trust (**WT**) and WAT and, in the event of winding up WHL, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares or units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WT or WAT (as the case may be).

	30 Jun 10 $million	31 Dec 09 $million
(b)_Movement in contributed equity attributable to members of WAT		
Balance at the beginning of the period	8,406.9	7,425.2
Share placement / share purchase plan	-	825.2
Distribution reinvestment plan	-	175.4
Costs associated with the issuance of units	-	(18.9)
Balance at the end of the period	**8,406.9**	**8,406.9**

	30 Jun 10 $million	30 Jun 09 $million
5_Distributions		
(a)_Interim distributions for the period		
Ordinary units: 11.00 cents per unit (30 June 2009: 19.00 cents per unit)	253.9	442.7
DRP units: Nil cents per unit (30 June 2009: 19.00 cents per unit)	-	5.6
	253.9	**448.3**

Interim distributions for the period are to be paid on 31 August 2010. The record date for entitlement to these distributions was 5pm, 16 August 2010. The Westfield Group DRP was suspended from operation on 2 February 2010. Accordingly, the DRP will not be in operation for the distribution payable on 31 August 2010.

	30 Jun 10 $million	30 Jun 09 $million
(b)_Distributions paid during the period		
Distribution in respect of the six months to 31 December 2009	454.3	-
Distribution in respect of the six months to 31 December 2008	-	353.3
	454.3	**353.3**

	30 Jun 10 $million	31 Dec 09 $million
6_Capital expenditure commitments		
Estimated capital expenditure commitments contracted at balance date but not provided for in relation to development projects		
Due within one year	212.9	-
Due between one and five years	-	-
	212.9	**-**

	30 Jun 10 $million	31 Dec 09 $million
7_Contingent liabilities		
Performance guarantees	595.3	560.5
Special tax assessment municipal bonds	44.0	41.5
Guaranteed borrowings of associates of the Responsible Entity	9,062.0	7,711.0
	9,701.3	**8,313.0**

From time to time, in the normal course of business, WAT is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WAT.

8_Segmental reporting

Operating segments

WAT's operating segments are as follows:

a) Property investments

Property investments segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres and other operational expenses.

b) Property and project management

Property and project management segment includes external fee income from third parties, primarily property management and development fees, and associated business expenses.

c) Development

The Westfield Group has a global program to redevelop its shopping centres and to develop new shopping centres. The development segment includes revaluation of redevelopments and development projects, and associated development expenses. It also includes income and expenses on properties held for future redevelopment and inter-segmental transactions.

The corporate business unit includes unallocated corporate entity expenses.

Transactions such as the change in fair value of financial instruments, impact of currency hedging, interest income, financing costs, tax expense, net gain from capital transactions and the corporate business unit are not allocated to the above segments and are included in order to facilitate a reconciliation to WAT's net profit attributable to its members.

WAT's operational segment comprises the property investment and property and project management segments, which is consistent with the operational segment as disclosed in prior years' accounts.

WESTFIELD AMERICA TRUST
NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 30 June 2010

8_Segmental reporting (continued)
A_Income and expenses

30 June 2010	Operational: Property investments $million	Operational: Property and project management $million	Development $million	Corporate $million	Consolidated $million
Revenue					
Property revenue	695.6	-	9.5	-	705.1
Property development and project management revenue	-	1.5	-	-	1.5
Property and funds management income	-	16.4	-	-	16.4
	695.6	**17.9**	**9.5**	**-**	**723.0**
Share of after tax profits of equity accounted entities					
Property revenue	99.2	-	3.0	-	102.2
Property expenses and outgoings	(30.3)	-	(2.3)	-	(32.6)
Net interest expense	(22.9)	-	(2.4)	-	(25.3)
	46.0	**-**	**(1.7)**	**-**	**44.3**
Expenses					
Property expenses and outgoings	(251.8)	-	(5.5)	-	(257.3)
Property development and project management costs	-	(1.4)	(17.3)	-	(18.7)
Property and funds management costs	-	(10.8)	-	-	(10.8)
Corporate overheads	-	-	-	(2.5)	(2.5)
	(251.8)	**(12.2)**	**(22.8)**	**(2.5)**	**(289.3)**
Realised gains on income hedging currency derivatives	10.1				10.1
Segment result	**499.9**	**5.7**	**(15.0)**	**(2.5)**	**488.1**
Segment revaluations and net loss from capital transactions					
Revaluations of properties and development projects	61.5	-	-	-	61.5
Equity accounted - revaluations of properties and development projects	27.9	-	-	-	27.9
Non controlling interest's share of property revaluations	(7.6)	-	-	-	(7.6)
	81.8	**-**	**-**	**-**	**81.8**
Net loss from capital transactions					(0.4)
Inter-segmental transactions					
Transfer of completed developments			-		-
Carrying value of developments transferred			-		-
	-	**-**	**-**	**-**	**-**
Other currency derivatives					17.4
Interest income					0.9
Financing costs					(244.2)
Tax expense					(30.6)
Non controlling interest					(14.4)
Net profit / (loss) attributable to members of WAT					**298.6**

B_Assets and liabilities

30 June 2010	Property investments $million	Property and project management $million	Development $million	Corporate $million	Consolidated $million
Segment assets	17,161.6	12.2	594.1	-	17,767.9
Group assets					1,335.9
Total segment assets	**17,161.6**	**12.2**	**594.1**	**-**	**19,103.8**
Segment liabilities	436.6	-	23.3	-	459.9
Group liabilities					13,685.5
Total segment liabilities	**436.6**	**-**	**23.3**	**-**	**14,145.4**
Equity accounted associates included in segment assets	**1,546.3**	**-**	**-**	**-**	**1,546.3**
Additions to segment non current assets	**25.9**	**-**	**39.0**	**-**	**64.9**

WESTFIELD AMERICA TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2010

8_Segmental reporting (continued)

A_Income and expenses

30 June 2009	Operational				
	Property investments $million	Property and project management $million	**Development** $million	**Corporate** $million	**Consolidated** $million
Revenue					
Property revenue	857.6	-	11.9	-	869.5
Property development and project management revenue		19.3			19.3
Property and funds management income	-	16.6	-	-	16.6
	857.6	**35.9**	**11.9**	**-**	**905.4**
Share of after tax profits of equity accounted entities					
Property revenue	121.3	-	3.9	-	125.2
Property expenses and outgoings	(42.1)	-	(3.2)	-	(45.3)
Net interest expense	(29.1)	-	(2.7)	-	(31.8)
	50.1	**-**	**(2.0)**	**-**	**48.1**
Expenses					
Property expenses and outgoings	(322.4)	-	(7.0)	-	(329.4)
Property development and project management costs	-	(12.9)	(20.0)	-	(32.9)
Property and funds management costs	-	(15.7)	-	-	(15.7)
Corporate overheads	-	-	-	(4.5)	(4.5)
	(322.4)	**(28.6)**	**(27.0)**	**(4.5)**	**(382.5)**
Realised gains on income hedging currency derivatives	11.2			12.2	23.4
Segment result	**596.5**	**7.3**	**(17.1)**	**7.7**	**594.4**
Segment revaluations and net gain from capital transactions					
Revaluations of properties and development projects	(1,371.4)	-	(258.0)	-	(1,629.4)
Equity accounted - revaluations of properties and development projects	(259.3)	-	-	-	(259.3)
Non controlling interest's share of property revaluations	106.0	-	16.7	-	122.7
	(1,524.7)	**-**	**(241.3)**	**-**	**(1,766.0)**
Net gain from capital transactions					65.9
Inter-segmental transactions					
Transfer of completed developments			168.4		168.4
Carrying value of developments transferred			(168.4)		(168.4)
	-	-	-	-	-
Other currency derivatives					51.3
Interest income					11.9
Financing costs					(7.7)
Tax benefit					162.7
Non controlling interest					(42.2)
Net profit / (loss) attributable to members of WAT					**(929.7)**

B_Assets and liabilities

31 December 2009					
Segment assets	16,052.4	4.8	504.9	-	16,562.1
Group assets					1,741.4
Total segment assets	**16,052.4**	**4.8**	**504.9**	**-**	**18,303.5**
Segment liabilities	629.2	-	35.2	-	664.4
Group liabilities					12,679.2
Total segment liabilities	**629.2**	**-**	**35.2**	**-**	**13,343.6**
Equity accounted associates included in segment assets	**1,368.8**	**-**	**-**	**-**	**1,368.8**
Additions to segment non current assets	**16.0**	**-**	**529.6**	**-**	**545.6**

WESTFIELD AMERICA TRUST
DIRECTORS' DECLARATION

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust (**Trust**) declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

  (i) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Act 2001; and

  (ii) give a true and fair view of the financial position as at 30 June 2010 and the performance of the Trust for the half-year ended on that date.

Made on 18 August 2010 in accordance with a resolution of the Board of Directors.





F P Lowy AC
Executive Chairman

F G Hilmer AO
Director





Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

To the members of Westfield America Trust

Report on the Half-Year Financial Report

We have audited the accompanying financial report of Westfield America Trust (the Trust), which comprises the balance sheet as at half-year ended 30 June 2010, the income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, a statement of significant accounting policies and other explanatory information, and the directors' declaration of the consolidation entity comprising the Trust and the entities it controlled at half-year end or from time to time during the half-year.

Directors' Responsibility for the Financial Report

The directors of Westfield America Management Limited, the Responsible Entity of the Trust, are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the half-year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report.

Opinion

In our opinion, the half-year financial report of Westfield America Trust is in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position of Westfield America Trust as at 30 June 2010 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

S J Ferguson
Partner
Sydney
18 August 2010

Ernst & Young

WESTFIELD AMERICA TRUST
DIRECTORS' REPORT

The Directors of Westfield America Management Limited (**the Responsible Entity**), the responsible entity of Westfield America Trust (**Trust**) submit the following report for the half-year ended 30 June 2010 (**Financial Period**).

The Directors

The names of the Directors of the Responsible Entity, in office during the half-year and until the date of this report are as below. The Directors were in office for this entire period unless otherwise stated.

F P Lowy AC	Executive Chairman
D H Lowy AM	Deputy Chairman – Non-Executive Director
R L Furman	Non-Executive Director
P H Goldsmith QC PC	Non-Executive Director
D M Gonski AC	Non-Executive Director
F G Hilmer AO	Non-Executive Director
S P Johns	Non-Executive Director
P S Lowy	Managing Director – Executive Director
S M Lowy AM	Managing Director – Executive Director
J McFarlane	Non-Executive Director
B M Schwartz AM	Non-Executive Director
J Sloan	Non-Executive Director
M R Johnson AO	Non-Executive Director (appointed 27 May 2010)
G H Weiss	Non-Executive Director (retired 27 May 2010)

Review and Results of Operations

The Trust reported a net profit of $298.6 million and a distribution of $253.9 million for the Financial Period. The Trust's net profit for the Financial Period has been adversely impacted by the depreciation of the US dollar average exchange rate (30 June 2010: 0.8938, 30 June 2009: 0.7126) applied to the translation of the US dollar denominated earnings.

Basic earnings per unit is 12.94 cents and the distribution per unit is 11.00 cents for the Financial Period.

As at 30 June 2010, the Trust had a $18.0 billion (consolidated properties: $15.5 billion and share of equity accounted properties: $2.5 billion) interest in 55 shopping centres, comprising 9,012 retailers and approximately 5.9 million square metres of retail space.

The Trust's operations contributed net property income of US$462.5 million (US$441.8 million for the six months to 30 June 2009) with a contraction in comparable mall income of 1.5%.

At 30 June 2010, the portfolio of 55 shopping centres was 92.9% leased with new leases totalling 1.3 million square feet completed during the Financial Period. The average specialty store rent across the portfolio at 30 June 2010 was US$59.23 per square foot, up 1.7% over the same time last year.

There were no significant changes in the Trust's state of affairs during the Financial Period.

Development Projects

Construction continues on the US$130 million redevelopment of Westfield Valencia which is scheduled for completion in the fourth quarter of 2010.

Subsequent Events

There are no significant events since the end of the Financial Period.

Principal Activities

The principal activities of the Trust during the Financial Period were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Period.

Auditor's independence declaration

The Directors have obtained the following independence declaration from the auditors, Ernst & Young.




ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Auditor's independence declaration to the Directors of Westfield America Management Limited

In relation to our audit of the financial report of Westfield America Trust for the half-year ended 30 June 2010, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

S J Ferguson
Partner
18 August 2010

Ernst & Young

This report is made on 18 August 2010 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7079

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211 (Australia only)
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate

Westfield

082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456
F 310.478.1267

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 20, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: <u>Westfield Group: File No. 082-35029</u>

Enclosed is a Media Release from the Westfield Group. This Media Release was released to the members of Westfield Group on August 18, 2010 and is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,



Aline Taireh
Assistant Secretary

Enclosure

18 August 2010

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
MEDIA RELEASE - WESTFIELD AND COSTCO ANNOUNCE MULTIPLE CENTER AGREEMENT

Attached is a media release in relation to Westfield and Costco.

Yours faithfully
WESTFIELD GROUP



Simon Tuxen
Company Secretary

Encl.



Westfield

18 August, 2010

WESTFIELD AND COSTCO ANNOUNCE MULTIPLE CENTER AGREEMENT
Costco to join Westfield shopping centers in three U.S. markets

Los Angeles, CA and Issaquah, WA -- The Westfield Group (ASX: WDC) and Costco Wholesale Corporation (NASDAQ: COST) today announced a multiple site agreement for the addition of Costco stores at Westfield centers in three U.S. markets: Los Angeles, California; Sarasota, Florida and Wheaton, Maryland.

"We are pleased to partner with Westfield and look forward to providing great value and convenience to current and future Costco members in three vibrant markets," said Jim Sinegal, CEO of Costco. "It is especially exciting to join new communities such as Sarasota and Wheaton, as well as to join forces with Westfield in Los Angeles – right in the heart of the San Fernando Valley's Warner Center business district."

"We are delighted to be welcoming Costco to Westfield," said Peter Lowy, Westfield Group Managing Director. "The introduction of Costco illustrates Westfield's aim to introduce new goods and services into the malls – investing in new elements, new energy, new conveniences and new choices for Westfield shoppers. The integration of Costco into our U.S. portfolio takes the shopping experience to a whole new level."

In Los Angeles, an approximately 146,000 square foot Costco is to anchor the proposed "Village at Westfield Topanga," sited between Westfield's existing Topanga and Promenade centers. The Village will encompass nearly one million square feet of new retail, dining, hotel and office area along with community and cultural uses, courtyards and gathering spaces. The inclusion of Costco will allow for a particularly seamless integration with Westfield Topanga, whose own recent $350 million redevelopment and expansion featured the addition of Target and Neiman Marcus along with 300,000 square feet of new shops, restaurants and upscale dining terrace.

"I congratulate Westfield and Costco for this announcement and for their immediate and long-term investment in Los Angeles," said Mayor Antonio Villaraigosa. "This project will create thousands of new jobs and will generate significant new tax revenues that will contribute to the economic growth and vitality of the region."

Says Los Angeles City Councilmember Dennis Zine, who represents Woodland Hills and much of the West San Fernando Valley, "As the Councilman for the district, my obligation is to provide economic vitality, and in that endeavor, I will continue to promote opportunities for job creation and a robust economy for residents in my district. There is no doubt that this announcement signifies a vote of confidence in the Valley, our people, our economy and our future."

In Sarasota, Florida, a former department store site will be redeveloped to house an approximately 145,000 square foot Costco at Westfield Sarasota Square. This would be Costco's first location in a wide expanse along Florida's Gulf Coast stretching across Manatee, Sarasota, and Charlotte counties. Currently, the nearest Costco warehouse clubs to Sarasota are located over 40 miles away. Westfield Sarasota Square is a 900,000+ square foot regional shopping center currently anchored by JCPenney, Macy's, and Sears, along with a diverse mix of more than 130 shops and restaurants. The center is sited at the corner of U.S. Route 41 and Beneva Road, in close proximity to the 10,000 acre Palmer Ranch residential development as well as popular gulf beaches and tourist destinations.

MEDIA RELEASE



"Costco's commitment to Sarasota County and Westfield Sarasota Square not only means that this area will benefit economically from one of the nation's top retail businesses, but will also benefit from Costco's well known commitment to sustainable business practices, thus supporting the values that Sarasota County government advocates and engages in. The addition of Costco to this market's economy clearly demonstrates Westfield's value as a corporate citizen and community business partner, and continues Westfield's success in reinvesting in its Florida business centers," said Joseph Barbetta, Chairman of the Board of the Sarasota County Commission.

In Wheaton, Maryland, a suburban community just outside of Washington, D.C., an approximately 148,000 square foot Costco will occupy the second level of a former department store site, with Westfield planning for the addition of mini anchors and new retail shops on the ground level below Costco. Westfield Wheaton is a 1.6 million square foot regional mall anchored by JCPenney, Macy's and Target, along with 195 shops and restaurants. Sited just north of the Capital Beltway, Westfield Wheaton is located in the heart of the growth-oriented suburban Maryland-Washington, D.C. metropolitan region near three major thoroughfares, and is also one of the few area regional mall destinations within walking distance of a Washington DC MetroRail Station.

"We welcome the partnership of Costco and Westfield that will result in Costco opening in Wheaton," said Montgomery County MD County Executive Isiah Leggett. "Costco is a stellar corporation and their opening at Westfield will provide an exciting new retail outlet for County residents – and contribute to our ongoing redevelopment efforts in Wheaton."

The new Costco stores are envisaged to open in late 2011/early 2012 at Sarasota and Wheaton, and late 2012 at The Village at Westfield Topanga.

###

Costco currently operates 570 warehouses, including 416 in the United States and Puerto Rico, 78 in Canada, 21 in the United Kingdom, seven in Korea, six in Taiwan, nine in Japan, 32 in Mexico and one in Australia. The company also operates Costco Online, an electronic commerce web site, at costco.com and at costco.ca in Canada.

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping center group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing approximately 4,000 staff worldwide. The Group has investment interests in 119 shopping centers in Australia, the United States, the United Kingdom and New Zealand, with a total value of assets under management in excess of A$59 billion and is the largest retail property group in the world by equity market capitalization. In the U.S., the Group has a portfolio of 55 shopping centers that are home to more than 9,000 specialty stores and comprise approximately 63 million square feet of leasable space in California, Connecticut, Florida, Illinois, Indiana, Maryland, Nebraska, New Jersey, New York, North Carolina, Ohio and Washington.

* * *

Contacts:

Westfield Group
Katy Dickey, 310/445-2407

Costco Wholesale Corporation
David Messner, 425/313-8016



Westfield

results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

MEDIA RELEASE

Westfield

082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456
F 310.478.1267

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 25, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed are Notices of Distribution relating to Westfield Trust and Westfield America Trust for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act. These Notices were submitted to the Australian Securities & Investment Commission on August 25, 2010. These Notices are submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,



Aline Taireh
Assistant Secretary

Enclosure

25 August 2010

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone **02 9358 7000**
Facsimile **02 9358 7077**
Internet **www.westfield.com**

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
Distribution for the six months ended 30 June 2010

Attached are notices for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act for the distribution for the six months ended 30 June 2010 for Westfield Trust and Westfield America Trust in respect of ordinary units.

Yours faithfully



Simon Tuxen
Company Secretary

Encl.



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

WESTFIELD TRUST
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
ORDINARY UNITS
Distribution for the six months ended 30 June 2010

Set out below are the components of the distribution for the six months ended 30 June 2010. The distribution rate is 21.00 cents per unit and will be paid to Members on 31 August 2010.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	Cents per ordinary unit
Other Australian Taxable Income	4.99839
Fund Payment	**4.99839**
Australian Interest Income	0.44840
Foreign Source Income	0.14036
Tax Deferred Amount	15.41285

Westfield Trust declares that it is a managed investment trust for the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth) in respect of the income year ending 31 December 2010.

For the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of 4.99839 cents per ordinary unit in respect of the income year ending 31 December 2010.

This distribution does not include any amount of discount capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2011.



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

WESTFIELD AMERICA TRUST
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
ORDINARY UNITS
Distribution for the six months ended 30 June 2010

Set out below are the components of the distribution for the six months ended 30 June 2010. The distribution rate is 11.00 cents per unit and will be paid to Members on 31 August 2010.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	Cents per ordinary unit
Other Australian Taxable Income	4.55277
Fund Payment	**4.55277**
Australian Interest Income	0.03976
Foreign Source Income	0.81613
Tax Deferred Amount	5.59134

Westfield America Trust declares that it is a managed investment trust for the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth) in respect of the income year ending 31 December 2010.

For the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of 4.55277 cents per ordinary unit in respect of the income year ending 31 December 2010.

This distribution does not include any amount of discount capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2011.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity of **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity of **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449